787 Seventh Avenue

New York, N.Y. 10019-6099

Tel: 212-728-8000

Fax: 212-728-8111

VIA EDGAR

June 30, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935;

Investment Company Act File No. 811-09729)

Post-Effective Amendment No.937

Ladies and Gentlemen:

On behalf of iShares Trust (the “Trust”), we are hereby transmit for filing an amendment to the Trust’s registration statement on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 pursuant to Rule 485(a)(1) under the Securities Act (the “Amendment”). The Amendment relates to the following funds (each a Fund and collectively, the Funds).

iShares Australian Dollar ETF (f/k/a iShares Australian Dollar Cash Rate Fund)

iShares British Pound ETF (f/k/a iShares British Pound Cash Rate Fund)

iShares Canadian Dollar ETF (f/k/a iShares Canadian Dollar Cash Rate Fund)

iShares Chinese Offshore Renminbi ETF (f/k/a iShares Chinese Offshore Renimbi Cash Rate Fund)

iShares Euro ETF (f/k/a iShares Euro Cash Rate Fund)

iShares Japanese Yen ETF (f/k/a iShares Japanese Yen Cash Rate Fund)

iShares Mexican Peso ETF (f/k/a iShares Mexican Peso Cash Rate Fund)

iShares New Zealand Dollar ETF (f/k/a iShares New Zealand Dollar Cash Rate Fund)

iShares Norwegian Krone ETF (f/k/a iShares Norwegian Krone Cash Rate Fund)

iShares Singapore Dollar ETF (f/k/a iShares Singapore Dollar Cash Rate Fund)

iShares Swedish Krona ETF (f/k/a iShares Swedish Krona Cash Rate Fund)

iShares Swiss Franc ETF (f/k/a iShares Swiss Franc Cash Rate Fund)

iShares Thai Offshore Baht ETF (f/k/a iShares Thai Offshore Baht Cash Rate Fund)

iShares Turkish Lira ETF (f/k/a iShares Turkish Lira Cash Rate Fund)

The Amendment is being filed to enhance the Funds’ disclosure, update each Fund’s name and to make such other changes as the Trust deems appropriate. Although the Amendment is scheduled to become automatically effective 60 days after the filing, the Trust anticipates making a request for accelerated effectiveness.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Edward Baer, Esq.

Katherine Drury